Exhibit 99.1

XORTX Announces Closing of US$1.5 Million Registered Direct Offering and Concurrent Private Placement

CALGARY, AB – October 18, 2024 – XORTX Therapeutics Inc. ("XORTX" or the “Company”) (NASDAQ: XRTX | TSXV: XRTX | Frankfurt: ANU), a late-stage clinical pharmaceutical company focused on developing innovative therapies to treat progressive kidney disease, today announced that it has closed its registered direct offering and concurrent private placement, announced on October 17, 2024, for the purchase and sale of 810,810 common shares (or pre-funded warrants in lieu thereof) in a registered direct offering and common warrants to purchase up to 810,810 common shares in a concurrent private placement (together with the registered direct offering, the “Offering”) at a combined purchase price of US$1.85 per common share. The common warrants issued pursuant to the concurrent private placement have an exercise price of US$2.18, are immediately exercisable and expire five years from issuance.

The gross proceeds from the Offering were approximately US$1.5 million, excluding any proceeds that may be received upon the exercise of the common warrants, before deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes.

A.G.P./Alliance Global Partners acted as sole placement agent for the Offering.

The common shares (and pre-funded warrants in lieu thereof) were issued in a registered direct offering pursuant to an effective shelf registration statement on Form F-3 (File No. 333-269429) previously filed with the U.S. Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), and declared effective by the SEC on February 3, 2023. A prospectus supplement describing the terms of the proposed registered direct offering was filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained from A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

The private placement of the common warrants and the underlying common shares was made in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act and Regulation D thereunder. Accordingly, the securities issued in the concurrent private placement may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About XORTX Therapeutics Inc.

XORTX is a pharmaceutical company with two clinically advanced products in development: 1) our lead, XRx-008 program for ADPKD; and 2) our secondary program in XRx-101 for acute kidney and other acute organ injury associated with Coronavirus / COVID-19 infection. In addition, XRx-225 is a pre-clinical stage program for Type 2 Diabetic Nephropathy. XORTX is working to advance its clinical development stage products that target aberrant purine metabolism and xanthine oxidase to decrease or inhibit production of uric acid.

XORTX Therapeutics Inc. 3710 – 33rd Street NW, Calgary, Alberta, Canada T2L 2M1 T + 1 403 455 7717 | xortx.com | TSXV | NASDAQ : XRTX I Frankfurt Borse : ANU

For more information, please contact:

Allen Davidoff, CEO	Nick Rigopulos, Director of Communications
adavidoff@xortx.com or +1 403 455 7727	nick@alpineequityadv.com or +1 617 901 0785

Neither the TSX Venture Exchange nor Nasdaq has approved or disapproved the contents of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Statements

This press release contains express or implied forward-looking statements pursuant to applicable securities laws. For example, the Company is using forward-looking statement in this press release when it discusses the intended use of proceeds from the Offering. These forward-looking statements and their implications are based on the current expectations of the management of XORTX only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by applicable law and stock exchange rules, XORTX undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting XORTX is contained under the heading “Risk Factors” in XORTX’s Annual Report on Form 20-F filed with the SEC, which is available on the SEC's website, www.sec.gov (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada, which are available on www.sedarplus.ca.